霍金路伟国际律师事务所

Hogan Lovells International LLP

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Shanghai 200040

霍金路伟国际律师事务所

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越洋广场1804-1808室

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www.hoganlovells.com

25 November 2020

Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628 Attention: Mr. Perry J. Hindin, Special Counsel

Re:	Acorn International, Inc.
Schedule 13E-3
Filed by Acorn International, Inc., First Ostia Port Ltd., Second Actium Coin Ltd.,
Robert W. Roche, Ritsuko Hattori-Roche, Catalonia Holdings, LLC and Bireme Limited
Filed on October 28, 2020
File No. 005-83555

Ladies and Gentlemen:

On behalf of Acorn International, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we have set forth the below responses to the comments of the staff (the “Staff”) contained in its letter dated November 13, 2020 with respect to the Schedule 13E-3, File No. 005-83555 (the “Schedule 13E-3”) filed on October 28, 2020 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (A)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (A)-(1) to the Schedule 13E-3 filed on October 28, 2020 (the “Preliminary Proxy Statement”), respectively, are being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment and the Revised Proxy Statement as applicable.

Registered with the Ministry of Justice of the People’s Republic of China as a Foreign Law Firm Representative Office. Not licensed to practise Chinese law. Hogan Lovells International LLP is a limited liability partnership registered in England and Wales with registered number OC323639. Registered office and principal place of business: Atlantic House, Holborn Viaduct, London EC1A 2FG.

“Hogan Lovells” is an international legal practice that includes Hogan Lovells International LLP and Hogan Lovells US LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Services Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

阿利坎特 阿姆斯特丹 巴尔的摩 北京 伯明翰 波士顿 布鲁塞尔 科罗拉多斯普林斯 丹佛 迪拜 杜塞尔多夫 法兰克福 汉堡 河内 胡志明市 香港 休斯顿 约翰内斯堡 伦敦 洛杉矶 卢森堡 马德里 墨西哥城市 迈阿密 米兰 明尼阿波利斯 蒙特雷 莫斯科 慕尼黑 新建 纽约 北弗吉尼亚 巴黎 珀斯 费城 罗马 三藩市 圣保罗 上海 硅谷 新加坡 悉尼 东京 华沙 华盛顿特区. 联营办事处： 布达佩斯 中国(上海)自由贸易试验区 雅加达 利雅得 乌兰巴托 萨格勒布. 商业服务中心： 约翰内斯堡 路易斯维尔.

Member of the Sino Global Legal Alliance with offices in: Beijing (北京) Changsha (长沙) Chengdu (成都) Chongqing (重庆) Dalian (大连) Guangzhou (广州) Hangzhou (杭州) Hong Kong (香港) Jinan (济南) Kunming (昆明) Lanzhou (兰州) Shanghai (上海) Shenyang (沈阳) Shenzhen (深圳) Tianjin (天津) Wuhan (武汉) Xiamen (厦门) Xian (西安) and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Securities and Exchange Commission	25 November 2020

Schedule 13E-3 Exhibit (a)-(1) Preliminary Proxy Statement of the Company

Letter to Shareholders

1.	Page iv states that “[v]oting at the extraordinary general meeting will take place by poll voting, as the Executive Chairman of the Board has undertaken to demand poll voting at the meeting.” With a view towards disclosure, please advise us in your response what is meant by the phrase “poll voting.”

We supplementally advise the Staff that “poll voting” refers to a counting of votes cast, which is commonly used where it is not possible to obtain a clear result by voting on a show of hands (the default method of determining a vote’s outcome under the Company’s charter). In respect of holding an extraordinary general meeting, poll voting is necessary for a precise determination of the votes cast.

Special Factors, page 26

2.	We note disclosure on the following pages regarding Duff & Phelps’ discussions with the Special Committee related to the Rule 13e-3 transaction:

●	page 31 (noting that on September 7, 2020, Duff & Phelps sent a “summary of key information” to the Special Committee along with the Company’s financial projections)

●	page 31 (describing the September 17, 2020 teleconference where Duff & Phelps “provided an update on their assessment of the valuation of the Company and certain related factors)

●	page 32 (describing the October 2, 2020 teleconference where Duff & Phelps “discussed their preliminary valuation analysis”)

●	page 49 (noting that Duff & Phelps “reviewed with the Special Committee certain financial analyses...”)

●	page 51 (noting that Duff & Phelps “[p]erformed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant” and “[c]onducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate”)

Hogan Lovells

Securities and Exchange Commission	25 November 2020

Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. While it appears the above pages include references to presentations made by Duff & Phelps during the Special Committee’s evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meetings that satisfy the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. We note that there do not appear to be any such written reports currently filed as exhibits. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 24, 31 and 32 of the Revised Proxy Statement. Reference to a written presentation prepared by Duff & Phelps and delivered to the Committee on October 10, 2020 has been added in the Revised Proxy Statement and this report has been filed as an exhibit thereto. The Company supplementally advises the Staff that with respect to the oral “report” provided by Duff & Phelps on September 17, 2020, the summary fully and accurately describes the content of such report. Moreover the oral review of certain financial analyses referred to on page 49 is summarized in detail in the cross-referenced section “Special Factors— Opinion of Duff & Phelps, the Special Committee’s Financial Advisor” beginning on page 50. The “valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant” are described in detail starting on page 54.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 33

3.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). While we acknowledge the disclosure on page 38 that “the Special Committee and the Board also considered the fact that authorization and approval of the Merger Agreement by the Unaffiliated Security Holders is not required to complete the Merger,” please revise this section to either include the factor described in Item 1014(c) or explain why such factor was not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such safeguard.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the last paragraph of page 41 of the Revised Proxy Statement.

Opinion of Duff & Phelps, the Special Committee’s Financial Advisor, page 50

4.	Refer to the disclosure in the first paragraph on page 53 indicating that “Duff & Phelps’ opinion was furnished solely for the use and benefit of the Special Committee in connection with its consideration of the merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.” Please also refer to similar language contained in Duff & Phelps’ opinion. Please disclose in the proxy statement, if true, that Duff & Phelps has consented to use of their materials in the filing.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 53 of the Revised Proxy Statement.

Hogan Lovells

Securities and Exchange Commission	25 November 2020

Disclosure of Prior Relationships, page 59

5.	Please revise this section to quantify any compensation received in the past two years, or to be received, by Duff & Phelps and its affiliates as a result of its relationship with the Company’s affiliates, including Cachet Hotel Group. Refer to Item 9 of Schedule 13E-3, Item 1015(b)(4) of Regulation M-A and Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 217.01.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 59 of the Revised Proxy Statement.

Financing of the Merger, page 67

6.	Please provide the disclosure called for in Item 1007(d) of Regulation M-A. Refer to Item 10 of Schedule 13E-3.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 66 and 67 of the Revised Proxy Statement.

Financial Information, page 104

7.	We note that a Form 6-K was filed on October 2, 2020 containing the preliminary unaudited financial results for the quarter ended June 30, 2020. Please advise us what consideration was given to disclosing the information required by Item 1010(a)(2) of Regulation M-A. Refer to Item 13 of Schedule 13E-3, the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H.9. and section 14410.2 of the Division of Corporation Finance Financial Reporting Manual. In responding to this comment, please also advise us when the Company intends to file its final unaudited financial results for the quarter ended June 30, 2020 or otherwise make such information publicly available in its home jurisdiction.

The Company respectfully advises the Staff that it considered the requirements of Item 1010(a)(2) of Regulation M-A, but concluded it was not required to disclose information under such requirements. The Company is a foreign private issuer and is not required to, and does not, file quarterly reports under the Exchange Act. The Company has historically elected to furnish its quarterly earnings releases, including preliminary unaudited financial results on a quarterly basis, under a Form 6-K. In this regard the Company furnished its earnings release, including preliminary unaudited financial results, for the quarter ended June 30, 2020 under the 6-K filed on October 2, 2020 that is referred to by the Staff. However, the Company has never filed such quarterly information with the Commission. Moreover as a foreign private issuer the Company will not be filing a 10-Q or other quarterly report with final unaudited quarterly information for the quarter ended June 30, 2020. It is not required to make such information publicly available by the Commission’s rules or the rules of the Cayman Islands, its home jurisdiction.

Hogan Lovells

Securities and Exchange Commission	25 November 2020

Transactions in Shares and ADSs, page 107

8.	Please disclose the range of prices paid for the relevant period as required by Item 2 of Schedule 13E-3 and Item 1002(f) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 107 of the Revised Proxy Statement.

Additional Repurchases, page 108

9.	The table on page 108 refers to equity security purchases pursuant to the New Plan. Please supplement the disclosure to describe the New Plan and please advise why the table omits information regarding the Repurchase Plan conducted in 2020.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 107 and 108 of the Revised Proxy Statement.

*           *           *

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filing, please contact the undersigned by phone at

Sincerely,

Hogan Lovells International LLP

/s/ Don S. Williams
Don S. Williams

Hogan Lovells